UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Lantheus Medical Imaging, Inc.

File No. 333-169785 - CF#26219

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Lantheus Medical Imaging, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on October 6, 2010, as amended.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through December 31, 2013
Exhibit 10.15	through March 31, 2011
Exhibit 10.29	through March 31, 2011
Exhibit 10.30	through March 31, 2011
Exhibit 10.31	through March 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel